UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A
Under the Securities Exchange Act of 1934 (Amendment No. 1)*
Pharmion Corporation

(Name of Issuer)
Common Stock, $0.001 Par Value Per Share

(Title of Class of Securities)
71715B409

(CUSIP Number)
Peter A. Nussbaum, Esq.
CR Intrinsic Investors, LLC
72 Cummings Point Road
Stamford, CT 06902
(203) 890-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
January 11, 2008

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No. 7175B409	Page 2 of 14 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON S.A.C. Capital Advisors, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		699,700

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		699,700

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	699,700

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	1.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	00

CUSIP No. 7175B409	Page 3 of 14 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON S.A.C. Capital Management, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		699,700

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		699,700

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	699,700

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	1.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	00

CUSIP No. 71715B409	Page 4 of 14 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON CR Intrinsic Investors, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,375,000

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		2,375,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,375,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	6.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	00

CUSIP No. 71715B409	Page 5 of 14 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON CR Intrinsic Investments, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Anguilla, British West Indies

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,375,000

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		2,375,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,375,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	6.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	00

CUSIP No. 71715B409	Page 6 of 14 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Sigma Capital Management, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	00

CUSIP No. 71715B409	Page 7 of 14 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Steven A. Cohen

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,074,700

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		3,074,700

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,074,700

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	8.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

Item 1.	Security and the Issuer
     Pursuant to Rule 13d-2 promulgated under the Act, this Schedule 13D/A (this “Amendment No. 1”) amends the Schedule 13D filed with the Securities and Exchange Commission on December 26, 2007 (the “Original Schedule 13D” and, together with this Amendment No. 1, are collectively referred to herein as the “Schedule 13D”). This Amendment No. 1 relates to the shares of common stock, par value $0.001 per share of Pharmion Corporation, a Delaware corporation (the “Issuer”). Unless the context otherwise requires, references herein to the “Common Stock” are to such common stock of the issuer. Capitalized terms used but not defined herein shall have the meanings given to them in the Original Schedule 13D.

Item 2.	Identity and Background
Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:
     (a) This statement is filed by:
     (i) S.A.C. Capital Advisors, LLC (“SAC Capital Advisors”) with respect to shares of Common Stock directly beneficially owned by S.A.C. Capital Associates, LLC (“SAC Associates”);
     (ii) S.A.C. Capital Management, LLC (“SAC Capital Management”) with respect to shares of Common Stock directly beneficially owned by SAC Associates;
     (iii) CR Intrinsic Investors, LLC (“CR Intrinsic Investors”) with respect to shares of Common Stock directly beneficially owned by CR Intrinsic Investments, LLC (“CR Intrinsic Investments”);
     (iv) CR Intrinsic Investments, LLC (“CR Intrinsic Investments”) with respect to shares of Common Stock directly beneficially owned by it;
     (v) Sigma Capital Management, LLC (“Sigma Capital Management”) with respect to shares of Common Stock directly beneficially owned by Sigma Capital Associates, LLC (“Sigma Capital Associates”); and
     (vi) Steven A. Cohen with respect to shares of Common Stock beneficially owned by SAC Associates, Sigma Capital Associates and CR Intrinsic Investments.
     SAC Capital Advisors, SAC Capital Management, CR Intrinsic Investors, CR Intrinsic Investments, Sigma Capital Management and Mr. Cohen (collectively, the “Reporting Persons”) expressly disclaim beneficial ownership of securities directly beneficially owned by any person or entity other than, to the extent of any pecuniary interest therein, the various accounts under the Reporting Persons’ management and control.
     (b) The address of the principal business office of (i) SAC Capital Advisors, CR Intrinsic Investors and Mr. Cohen is 72 Cummings Point Road, Stamford, Connecticut 06902, (ii) CR Intrinsic Investments is Box 174, Mitchell House, The Valley, Anguilla, British West Indies, and (iii) SAC Capital Management and Sigma Capital Management is 540 Madison Avenue, New York, New York 10022.
     (c) The principal business of each of SAC Capital Advisors and SAC Capital Management is to serve as investment manager to, and to control the investing and trading in securities by, a variety of private investment funds, including SAC Associates. The principal business of CR Intrinsic Investors is to serve as investment manager to CR Intrinsic Investments, and to control the investing and trading in securities by this private investment fund. The principal business of Sigma Capital Management is to serve as investment manager to, and to control the investing and trading in securities by, Sigma Capital Associates. The principal business of Mr. Cohen is to serve as a principal of SAC Capital Advisors, SAC Capital Management, CR Intrinsic Investors, Sigma Capital Management and other affiliated entities.
     (d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
     (e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     (f) SAC Capital Advisors, SAC Capital Management, CR Intrinsic Investors and Sigma Capital Management are Delaware limited liability companies. CR Intrinsic Investments is an Anguillan limited liability company. Mr. Cohen is a United States citizen.

Item 3.	Source and Amount of Funds or Other Consideration.
Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:
     The Reporting Persons expended an aggregate of approximately $190,607,000 of its investment capital to purchase the 3,074,700 shares of Common Stock. Such transactions were effected in open market purchases and acquired in the ordinary course of business and are held by SAC Associates and CR Intrinsic Investments in commingled margin accounts maintained at Morgan Stanley & Co. and Goldman Sachs & Co., which may extend margin credit to the Reporting Persons as and when required to open or carry positions in the margin account, subject to applicable federal margin regulations, stock exchange rules and credit policies. In such instances, the positions held in the margin account are pledged as collateral security for the repayment of debit balances in the account. The margin account may from time to time have debit balances. Since other securities are held in the margin account, it is not possible to determine the amounts, if any, of margin used to purchase the shares of Common Stock reported herein.

Item 5.	Interest in Securities of the Issuer.
     (a) As of the close of business on January 11, 2008, the Reporting Persons beneficially own an aggregate of 3,074,700 shares of Common Stock, representing approximately 8.3% of the shares of Common Stock outstanding. The percentages used herein are based upon the 37,250,223 shares of Common Stock reported to be outstanding as of November 6, 2007 by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2007.
     SAC Capital Advisors, SAC Capital Management, CR Intrinsic Investors, Sigma Capital Management and Mr. Cohen own directly no shares of Common Stock. Pursuant to investment management agreements, each of SAC Capital Advisors and SAC Capital Management hold all investment and voting power with respect to securities held by SAC Associates. Pursuant to an investment management agreement, CR Intrinsic Investors holds all investment and voting power with respect to securities held by CR Intrinsic Investments. Mr. Cohen controls each of SAC Capital Advisors, SAC Capital Management, CR Intrinsic Investors and Sigma Capital Management. By reason of the provisions of Rule 13d-3 of the Act, as amended, each of (i) SAC Capital Advisors, SAC Capital Management and Mr. Cohen may be deemed to own beneficially 699,700 shares of Common Stock (constituting approximately 1.9% of the shares of Common Stock outstanding) and (ii) CR Intrinsic Investors and Mr. Cohen may be deemed to own beneficially 2,375,000 shares of Common Stock (constituting approximately 6.4% of the shares of Common Stock outstanding).
     (b) None of the Reporting Persons has sole power to vote or direct the vote or sole power to dispose or direct the disposition of shares of Common Stock.
     (i) SAC Capital Advisors has shared power to vote or direct the vote and shared power to dispose or direct the disposition of 699,700 shares of Common Stock, constituting 1.9% of such class of securities;
     (ii) SAC Capital Management has shared power to vote or direct the vote and shared power to dispose or direct the disposition of 699,700 shares of Common Stock, constituting 1.9% of such class of securities;
     (iii) CR Intrinsic Investors has shared power to vote or direct the vote and shared power to dispose or direct the disposition of 2,375,000 shares of Common Stock, constituting approximately 6.4% of such class of securities;

     (iv) CR Intrinsic Investments has shared power to vote or direct the vote and shared power to dispose or direct the disposition of 2,375,000 shares of Common Stock, constituting approximately 6.4% of such class of securities;
     (v) Sigma Capital Management has shared power to vote or direct the vote and shared power to dispose or direct the disposition of no shares of Common Stock; and
     (vi) Steven A. Cohen has shared power to vote or direct the vote and shared power to dispose or direct the disposition of 3,074,700 shares of Common Stock, constituting approximately 8.3% of such class of securities.
     (c) Information concerning transactions in the shares of Common Stock effected by the Reporting Persons since the filing of the Original Schedule 13D is set forth in Schedule A hereto and is incorporated herein by reference. All of such transactions were effected in open market purchases through various brokerage entities on the NASDAQ exchange.
     (d) No person other than SAC Capital Advisors, SAC Capital Management, CR Intrinsic Investors, Sigma Capital Management and Steven A. Cohen is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock directly beneficially owned by SAC Associates and CR Intrinsic Investments.
     (e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Item 6 of Schedule 13D is hereby amended and restated in its entirety as follows:
     Other than as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to the securities of the Issuer.
     The Reporting Persons may, from time to time, enter into and dispose of cash-settled equity swaps or other similar derivative transactions with one or more counterparties that are based upon the value of shares of Common Stock, which transactions may be significant in amount. The profit, loss and/or return on such contracts may be wholly or partially dependent on the market value of the shares of Common Stock, the relative value of shares of Common Stock in comparison to one or more other financial instruments, indexes or securities, a basket or group of securities in which shares of Common Stock may be included, or a combination of any of the foregoing. In addition to the shares of Common Stock reported herein, the Reporting Persons currently have short economic exposure to 276 shares through such contracts. These contracts do not give the Reporting Persons direct or indirect voting, investment or dispositive control over any securities of the Issuer and do not require the counterparties thereto to acquire, hold, vote or dispose of any securities of the Issuer. Accordingly, the Reporting Persons disclaim any beneficial ownership in any securities that may be referenced in such contracts or that may be held from time to time by any counterparties to such contracts. As of the date hereof, an affiliate of the Reporting Persons, S.A.C. MultiQuant Fund, LLC, currently has short economic exposure to 6,231 shares of Common Stock on loan from a third party to cover an open short position in the same number of shares.

Item 7.	Material to be filed as Exhibits.
1.	Schedule A — Trading History

2.	Exhibit A — Joint Filing Agreement

SIGNATURES
     After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.
Dated: January 15, 2008

S.A.C. CAPITAL ADVISORS, LLC
By:	/s/ Peter Nussbaum
	Name:	Peter Nussbaum
	Title:	Authorized Person

S.A.C. CAPITAL MANAGEMENT, LLC
By:	/s/ Peter Nussbaum
	Name:	Peter Nussbaum
	Title:	Authorized Person

CR INTRINSIC INVESTORS, LLC
By:	/s/ Peter Nussbaum
	Name:	Peter Nussbaum
	Title:	Authorized Person

CR INTRINSIC INVESTMENTS, LLC
By:	/s/ Peter Nussbaum
	Name:	Peter Nussbaum
	Title:	Authorized Person

SIGMA CAPITAL MANAGEMENT, LLC
By:	/s/ Peter Nussbaum
	Name:	Peter Nussbaum
	Title:	Authorized Person

STEVEN A. COHEN
By:	/s/ Peter Nussbaum
	Name:	Peter Nussbaum
	Title:	Authorized Person

Schedule A
TRADING HISTORY, PHARMION CORPORATION

Date	Company Name	Amount	Price Per Share ($)
1/7/2008	CR Intrinsic Investments, LLC	800	65.06
1/7/2008	CR Intrinsic Investments, LLC	41	65.08
1/7/2008	CR Intrinsic Investments, LLC	1100	65.09
1/7/2008	CR Intrinsic Investments, LLC	1359	65.1
1/7/2008	CR Intrinsic Investments, LLC	300	65.17
1/7/2008	CR Intrinsic Investments, LLC	300	65.19
1/7/2008	CR Intrinsic Investments, LLC	801	65.2
1/7/2008	CR Intrinsic Investments, LLC	600	65.21
1/7/2008	CR Intrinsic Investments, LLC	1500	65.22
1/7/2008	CR Intrinsic Investments, LLC	4000	65.225
1/7/2008	CR Intrinsic Investments, LLC	1166	65.23
1/7/2008	CR Intrinsic Investments, LLC	2300	65.24
1/7/2008	CR Intrinsic Investments, LLC	200	65.2499
1/7/2008	CR Intrinsic Investments, LLC	700	65.25
1/7/2008	CR Intrinsic Investments, LLC	1200	65.26
1/7/2008	CR Intrinsic Investments, LLC	1100	65.27
1/7/2008	CR Intrinsic Investments, LLC	300	65.28
1/7/2008	CR Intrinsic Investments, LLC	100	65.285
1/7/2008	CR Intrinsic Investments, LLC	500	65.29
1/7/2008	CR Intrinsic Investments, LLC	400	65.3
1/7/2008	CR Intrinsic Investments, LLC	1600	65.31
1/7/2008	CR Intrinsic Investments, LLC	200	65.315
1/7/2008	CR Intrinsic Investments, LLC	4000	65.32
1/7/2008	CR Intrinsic Investments, LLC	100	65.3225
1/7/2008	CR Intrinsic Investments, LLC	100	65.325
1/7/2008	CR Intrinsic Investments, LLC	2200	65.33
1/7/2008	CR Intrinsic Investments, LLC	6300	65.34
1/7/2008	CR Intrinsic Investments, LLC	300	65.3425
1/7/2008	CR Intrinsic Investments, LLC	300	65.343
1/7/2008	CR Intrinsic Investments, LLC	700	65.345
1/7/2008	CR Intrinsic Investments, LLC	3300	65.35
1/7/2008	CR Intrinsic Investments, LLC	45879	65.3583
1/7/2008	CR Intrinsic Investments, LLC	2200	65.36
1/7/2008	CR Intrinsic Investments, LLC	5900	65.37
1/7/2008	CR Intrinsic Investments, LLC	400	65.38
1/7/2008	CR Intrinsic Investments, LLC	3900	65.39
1/7/2008	CR Intrinsic Investments, LLC	300	65.395
1/7/2008	CR Intrinsic Investments, LLC	2000	65.4
1/7/2008	CR Intrinsic Investments, LLC	1018	65.41
1/7/2008	CR Intrinsic Investments, LLC	100	65.415
1/7/2008	CR Intrinsic Investments, LLC	3700	65.42
1/7/2008	CR Intrinsic Investments, LLC	400	65.4299

Date	Company Name	Amount	Price Per Share ($)
1/7/2008	CR Intrinsic Investments, LLC	2282	65.43
1/7/2008	CR Intrinsic Investments, LLC	200	65.4399
1/7/2008	CR Intrinsic Investments, LLC	2600	65.44
1/7/2008	CR Intrinsic Investments, LLC	2000	65.45
1/7/2008	CR Intrinsic Investments, LLC	5591	65.46
1/7/2008	CR Intrinsic Investments, LLC	100	65.465
1/7/2008	CR Intrinsic Investments, LLC	100	65.4699
1/7/2008	CR Intrinsic Investments, LLC	5363	65.47
1/7/2008	CR Intrinsic Investments, LLC	400	65.475
1/7/2008	CR Intrinsic Investments, LLC	2600	65.48
1/7/2008	CR Intrinsic Investments, LLC	100	65.485
1/7/2008	CR Intrinsic Investments, LLC	1950	65.49
1/7/2008	CR Intrinsic Investments, LLC	300	65.495
1/7/2008	CR Intrinsic Investments, LLC	2175	65.5
1/7/2008	CR Intrinsic Investments, LLC	200	65.505
1/7/2008	CR Intrinsic Investments, LLC	1600	65.51
1/7/2008	CR Intrinsic Investments, LLC	100	65.52
1/7/2008	CR Intrinsic Investments, LLC	100	65.525
1/7/2008	CR Intrinsic Investments, LLC	200	65.5299
1/7/2008	CR Intrinsic Investments, LLC	1175	65.53
1/7/2008	CR Intrinsic Investments, LLC	1000	65.54
1/7/2008	CR Intrinsic Investments, LLC	9280	65.55
1/7/2008	CR Intrinsic Investments, LLC	900	65.56
1/7/2008	CR Intrinsic Investments, LLC	500	65.57
1/7/2008	CR Intrinsic Investments, LLC	900	65.58
1/7/2008	CR Intrinsic Investments, LLC	300	65.59
1/7/2008	CR Intrinsic Investments, LLC	300	65.61
1/7/2008	CR Intrinsic Investments, LLC	300	65.63
1/7/2008	CR Intrinsic Investments, LLC	800	65.64
1/7/2008	CR Intrinsic Investments, LLC	300	65.65
1/7/2008	CR Intrinsic Investments, LLC	800	65.67
1/7/2008	CR Intrinsic Investments, LLC	600	65.68
1/7/2008	CR Intrinsic Investments, LLC	1200	65.69
1/7/2008	CR Intrinsic Investments, LLC	1400	65.7
1/7/2008	CR Intrinsic Investments, LLC	1400	65.72
1/7/2008	CR Intrinsic Investments, LLC	800	65.73
1/7/2008	CR Intrinsic Investments, LLC	300	65.74
1/7/2008	CR Intrinsic Investments, LLC	600	65.78
1/7/2008	CR Intrinsic Investments, LLC	300	65.79
1/7/2008	CR Intrinsic Investments, LLC	400	66.04
1/7/2008	CR Intrinsic Investments, LLC	300	66.07
1/7/2008	CR Intrinsic Investments, LLC	300	66.08
1/7/2008	CR Intrinsic Investments, LLC	300	66.09
1/7/2008	CR Intrinsic Investments, LLC	500	66.12
1/7/2008	CR Intrinsic Investments, LLC	300	66.13
1/7/2008	CR Intrinsic Investments, LLC	300	66.29
1/7/2008	CR Intrinsic Investments, LLC	700	66.3
1/7/2008	CR Intrinsic Investments, LLC	150	66.37

Date	Company Name	Amount	Price Per Share ($)
1/7/2008	CR Intrinsic Investments, LLC	120	66.4
1/7/2008	CR Intrinsic Investments, LLC	700	66.41
1/7/2008	CR Intrinsic Investments, LLC	300	66.42
1/7/2008	CR Intrinsic Investments, LLC	550	66.44
1/7/2008	CR Intrinsic Investments, LLC	2500	66.45
1/7/2008	CR Intrinsic Investments, LLC	1800	66.46
1/7/2008	CR Intrinsic Investments, LLC	300	66.47
1/7/2008	CR Intrinsic Investments, LLC	800	66.48
1/7/2008	CR Intrinsic Investments, LLC	300	66.51
1/7/2008	CR Intrinsic Investments, LLC	700	66.52
1/7/2008	CR Intrinsic Investments, LLC	700	66.53
1/7/2008	CR Intrinsic Investments, LLC	1300	66.54
1/7/2008	CR Intrinsic Investments, LLC	900	66.55
1/7/2008	CR Intrinsic Investments, LLC	300	66.56
1/7/2008	CR Intrinsic Investments, LLC	700	66.57
1/7/2008	CR Intrinsic Investments, LLC	300	66.58
1/7/2008	CR Intrinsic Investments, LLC	1000	66.64
1/7/2008	CR Intrinsic Investments, LLC	400	66.67
1/7/2008	CR Intrinsic Investments, LLC	400	66.68
1/7/2008	CR Intrinsic Investments, LLC	300	66.78
1/7/2008	CR Intrinsic Investments, LLC	700	66.83
1/7/2008	CR Intrinsic Investments, LLC	300	66.85
1/7/2008	CR Intrinsic Investments, LLC	1000	66.9
1/7/2008	CR Intrinsic Investments, LLC	300	66.92
1/7/2008	CR Intrinsic Investments, LLC	300	66.93
1/8/2008	CR Intrinsic Investments, LLC	35	65.01
1/8/2008	CR Intrinsic Investments, LLC	365	65.01
1/8/2008	CR Intrinsic Investments, LLC	100	65.02
1/8/2008	CR Intrinsic Investments, LLC	400	65.04
1/8/2008	CR Intrinsic Investments, LLC	100	65.05
1/8/2008	CR Intrinsic Investments, LLC	600	65.07
1/8/2008	CR Intrinsic Investments, LLC	700	65.09
1/8/2008	CR Intrinsic Investments, LLC	100	65.1
1/8/2008	CR Intrinsic Investments, LLC	200	65.11
1/8/2008	CR Intrinsic Investments, LLC	1472	65.12
1/8/2008	CR Intrinsic Investments, LLC	900	65.13
1/8/2008	CR Intrinsic Investments, LLC	200	65.14
1/8/2008	CR Intrinsic Investments, LLC	200	65.2
1/8/2008	CR Intrinsic Investments, LLC	200	65.21
1/8/2008	CR Intrinsic Investments, LLC	300	65.22
1/8/2008	CR Intrinsic Investments, LLC	200	65.23
1/8/2008	CR Intrinsic Investments, LLC	500	65.24
1/8/2008	CR Intrinsic Investments, LLC	1200	65.25
1/8/2008	CR Intrinsic Investments, LLC	212	65.27
1/8/2008	CR Intrinsic Investments, LLC	388	65.28
1/8/2008	CR Intrinsic Investments, LLC	800	65.29
1/8/2008	CR Intrinsic Investments, LLC	800	65.3
1/8/2008	CR Intrinsic Investments, LLC	400	65.31

Date	Company Name	Amount	Price Per Share ($)
1/8/2008	CR Intrinsic Investments, LLC	500	65.32
1/8/2008	CR Intrinsic Investments, LLC	1200	65.33
1/8/2008	CR Intrinsic Investments, LLC	500	65.35
1/8/2008	CR Intrinsic Investments, LLC	300	65.36
1/8/2008	CR Intrinsic Investments, LLC	300	65.37
1/8/2008	CR Intrinsic Investments, LLC	400	65.38
1/8/2008	CR Intrinsic Investments, LLC	200	65.41
1/8/2008	CR Intrinsic Investments, LLC	200	65.43
1/8/2008	CR Intrinsic Investments, LLC	400	65.47
1/8/2008	CR Intrinsic Investments, LLC	400	65.48
1/8/2008	CR Intrinsic Investments, LLC	200	65.49
1/8/2008	CR Intrinsic Investments, LLC	400	65.5
1/8/2008	CR Intrinsic Investments, LLC	500	65.51
1/8/2008	CR Intrinsic Investments, LLC	900	65.52
1/8/2008	CR Intrinsic Investments, LLC	900	65.53
1/8/2008	CR Intrinsic Investments, LLC	500	65.54
1/8/2008	CR Intrinsic Investments, LLC	600	65.55
1/8/2008	CR Intrinsic Investments, LLC	200	65.56
1/8/2008	CR Intrinsic Investments, LLC	400	65.57
1/8/2008	CR Intrinsic Investments, LLC	200	65.58
1/8/2008	CR Intrinsic Investments, LLC	200	65.59
1/8/2008	CR Intrinsic Investments, LLC	200	65.6
1/8/2008	CR Intrinsic Investments, LLC	500	65.63
1/8/2008	CR Intrinsic Investments, LLC	700	65.64
1/8/2008	CR Intrinsic Investments, LLC	100	65.65
1/8/2008	CR Intrinsic Investments, LLC	1200	65.66
1/8/2008	CR Intrinsic Investments, LLC	400	65.67
1/8/2008	CR Intrinsic Investments, LLC	500	65.68
1/8/2008	CR Intrinsic Investments, LLC	1300	65.69
1/8/2008	CR Intrinsic Investments, LLC	500	65.7
1/8/2008	CR Intrinsic Investments, LLC	500	65.71
1/8/2008	CR Intrinsic Investments, LLC	300	65.72
1/8/2008	CR Intrinsic Investments, LLC	1501	65.73
1/8/2008	CR Intrinsic Investments, LLC	700	65.74
1/8/2008	CR Intrinsic Investments, LLC	2200	65.75
1/8/2008	CR Intrinsic Investments, LLC	700	65.76
1/8/2008	CR Intrinsic Investments, LLC	2000	65.77
1/8/2008	CR Intrinsic Investments, LLC	2400	65.78
1/8/2008	CR Intrinsic Investments, LLC	2900	65.79
1/8/2008	CR Intrinsic Investments, LLC	6400	65.8
1/8/2008	CR Intrinsic Investments, LLC	1000	65.81
1/8/2008	CR Intrinsic Investments, LLC	1400	65.82
1/8/2008	CR Intrinsic Investments, LLC	5900	65.83
1/8/2008	CR Intrinsic Investments, LLC	3700	65.84
1/8/2008	CR Intrinsic Investments, LLC	6600	65.85
1/8/2008	CR Intrinsic Investments, LLC	3100	65.86
1/8/2008	CR Intrinsic Investments, LLC	3627	65.87
1/8/2008	CR Intrinsic Investments, LLC	500	65.88

Date	Company Name	Amount	Price Per Share ($)
1/8/2008	CR Intrinsic Investments, LLC	1800	65.89
1/8/2008	CR Intrinsic Investments, LLC	1900	65.9
1/8/2008	CR Intrinsic Investments, LLC	700	65.91
1/9/2008	CR Intrinsic Investments, LLC	100	65.84
1/9/2008	CR Intrinsic Investments, LLC	600	65.88
1/9/2008	CR Intrinsic Investments, LLC	200	65.89
1/9/2008	CR Intrinsic Investments, LLC	200	65.9
1/9/2008	CR Intrinsic Investments, LLC	100	65.99
1/9/2008	CR Intrinsic Investments, LLC	8493	66
1/9/2008	CR Intrinsic Investments, LLC	810	66.01
1/9/2008	CR Intrinsic Investments, LLC	2402	66.02
1/9/2008	CR Intrinsic Investments, LLC	300	66.04
1/9/2008	CR Intrinsic Investments, LLC	5095	66.05
1/9/2008	CR Intrinsic Investments, LLC	1600	66.06
1/9/2008	CR Intrinsic Investments, LLC	800	66.07
1/9/2008	CR Intrinsic Investments, LLC	1693	66.08
1/9/2008	CR Intrinsic Investments, LLC	307	66.09
1/9/2008	CR Intrinsic Investments, LLC	11765	66.1
1/9/2008	CR Intrinsic Investments, LLC	1235	66.11
1/9/2008	CR Intrinsic Investments, LLC	600	66.12
1/9/2008	CR Intrinsic Investments, LLC	700	66.13
1/9/2008	CR Intrinsic Investments, LLC	3861	66.14
1/9/2008	CR Intrinsic Investments, LLC	15700	66.1404
1/9/2008	CR Intrinsic Investments, LLC	3039	66.15
1/9/2008	CR Intrinsic Investments, LLC	900	66.16
1/9/2008	CR Intrinsic Investments, LLC	702	66.17
1/9/2008	CR Intrinsic Investments, LLC	4910	66.18
1/9/2008	CR Intrinsic Investments, LLC	4288	66.19
1/9/2008	CR Intrinsic Investments, LLC	400	66.2
1/9/2008	CR Intrinsic Investments, LLC	1500	66.21
1/9/2008	CR Intrinsic Investments, LLC	2700	66.2396
1/10/2008	CR Intrinsic Investments, LLC	300	66.99
1/10/2008	CR Intrinsic Investments, LLC	900	67
1/10/2008	CR Intrinsic Investments, LLC	600	67.01
1/10/2008	CR Intrinsic Investments, LLC	300	67.02
1/10/2008	CR Intrinsic Investments, LLC	1200	67.03
1/10/2008	CR Intrinsic Investments, LLC	300	67.06
1/10/2008	CR Intrinsic Investments, LLC	126	67.07
1/10/2008	CR Intrinsic Investments, LLC	738	67.09
1/10/2008	CR Intrinsic Investments, LLC	300	67.15
1/10/2008	CR Intrinsic Investments, LLC	200	67.23
1/10/2008	CR Intrinsic Investments, LLC	436	67.24
1/10/2008	CR Intrinsic Investments, LLC	300	67.25
1/10/2008	CR Intrinsic Investments, LLC	3	67.29
1/10/2008	CR Intrinsic Investments, LLC	300	67.3
1/10/2008	CR Intrinsic Investments, LLC	897	67.33
1/10/2008	CR Intrinsic Investments, LLC	1200	67.34
1/10/2008	CR Intrinsic Investments, LLC	1000	67.36

Date	Company Name	Amount	Price Per Share ($)
1/10/2008	CR Intrinsic Investments, LLC	700	67.37
1/10/2008	CR Intrinsic Investments, LLC	700	67.38
1/10/2008	CR Intrinsic Investments, LLC	1800	67.39
1/10/2008	CR Intrinsic Investments, LLC	600	67.4
1/10/2008	CR Intrinsic Investments, LLC	300	67.41
1/10/2008	CR Intrinsic Investments, LLC	400	67.44
1/10/2008	CR Intrinsic Investments, LLC	200	67.49
1/10/2008	CR Intrinsic Investments, LLC	300	67.51
1/10/2008	CR Intrinsic Investments, LLC	1000	67.52
1/10/2008	CR Intrinsic Investments, LLC	2200	67.53
1/10/2008	CR Intrinsic Investments, LLC	1400	67.54
1/10/2008	CR Intrinsic Investments, LLC	600	67.55
1/10/2008	CR Intrinsic Investments, LLC	900	67.56
1/10/2008	CR Intrinsic Investments, LLC	354	67.57
1/10/2008	CR Intrinsic Investments, LLC	1046	67.58
1/10/2008	CR Intrinsic Investments, LLC	500	67.63
1/10/2008	CR Intrinsic Investments, LLC	200	67.65
1/10/2008	CR Intrinsic Investments, LLC	100	67.67
1/10/2008	CR Intrinsic Investments, LLC	500	67.68
1/10/2008	CR Intrinsic Investments, LLC	300	67.69
1/10/2008	CR Intrinsic Investments, LLC	100	67.85
1/10/2008	CR Intrinsic Investments, LLC	900	67.86
1/10/2008	CR Intrinsic Investments, LLC	35	67.89
1/10/2008	CR Intrinsic Investments, LLC	200	67.9
1/10/2008	CR Intrinsic Investments, LLC	565	67.91
1/11/2008	CR Intrinsic Investments, LLC	300	67.79
1/11/2008	CR Intrinsic Investments, LLC	200	67.88
1/11/2008	CR Intrinsic Investments, LLC	100	67.9
1/11/2008	CR Intrinsic Investments, LLC	300	67.92
1/11/2008	CR Intrinsic Investments, LLC	300	67.93
1/11/2008	CR Intrinsic Investments, LLC	200	67.94
1/11/2008	CR Intrinsic Investments, LLC	500	67.96
1/11/2008	CR Intrinsic Investments, LLC	1399	67.97
1/11/2008	CR Intrinsic Investments, LLC	900	67.98
1/11/2008	CR Intrinsic Investments, LLC	200	67.99
1/11/2008	CR Intrinsic Investments, LLC	500	68
1/11/2008	CR Intrinsic Investments, LLC	100	68.03
1/11/2008	CR Intrinsic Investments, LLC	100	68.04
1/11/2008	CR Intrinsic Investments, LLC	400	68.05
1/11/2008	CR Intrinsic Investments, LLC	300	68.06
1/11/2008	CR Intrinsic Investments, LLC	200	68.09
1/11/2008	CR Intrinsic Investments, LLC	700	68.1
1/11/2008	CR Intrinsic Investments, LLC	600	68.11
1/11/2008	CR Intrinsic Investments, LLC	300	68.12
1/11/2008	CR Intrinsic Investments, LLC	300	68.13
1/11/2008	CR Intrinsic Investments, LLC	1200	68.14
1/11/2008	CR Intrinsic Investments, LLC	400	68.15
1/11/2008	CR Intrinsic Investments, LLC	1000	68.16

Date	Company Name	Amount	Price Per Share ($)
1/11/2008	CR Intrinsic Investments, LLC	600	68.17
1/11/2008	CR Intrinsic Investments, LLC	200	68.18
1/11/2008	CR Intrinsic Investments, LLC	400	68.19
1/11/2008	CR Intrinsic Investments, LLC	300	68.21
1/11/2008	CR Intrinsic Investments, LLC	300	68.22
1/11/2008	CR Intrinsic Investments, LLC	300	68.23
1/11/2008	CR Intrinsic Investments, LLC	100	68.24
1/11/2008	CR Intrinsic Investments, LLC	700	68.25
1/11/2008	CR Intrinsic Investments, LLC	900	68.26
1/11/2008	CR Intrinsic Investments, LLC	300	68.27
1/11/2008	CR Intrinsic Investments, LLC	200	68.28
1/11/2008	CR Intrinsic Investments, LLC	100	68.29
1/11/2008	CR Intrinsic Investments, LLC	500	68.3
1/11/2008	CR Intrinsic Investments, LLC	707	68.31
1/11/2008	CR Intrinsic Investments, LLC	700	68.32
1/11/2008	CR Intrinsic Investments, LLC	1000	68.33
1/11/2008	CR Intrinsic Investments, LLC	959	68.34
1/11/2008	CR Intrinsic Investments, LLC	800	68.35
1/11/2008	CR Intrinsic Investments, LLC	1200	68.36
1/11/2008	CR Intrinsic Investments, LLC	100	68.365
1/11/2008	CR Intrinsic Investments, LLC	1200	68.37
1/11/2008	CR Intrinsic Investments, LLC	300	68.38
1/11/2008	CR Intrinsic Investments, LLC	600	68.39
1/11/2008	CR Intrinsic Investments, LLC	800	68.4
1/11/2008	CR Intrinsic Investments, LLC	1501	68.41
1/11/2008	CR Intrinsic Investments, LLC	1800	68.42
1/11/2008	CR Intrinsic Investments, LLC	693	68.43
1/11/2008	CR Intrinsic Investments, LLC	300	68.44
1/11/2008	CR Intrinsic Investments, LLC	100	68.45
1/11/2008	CR Intrinsic Investments, LLC	600	68.46
1/11/2008	CR Intrinsic Investments, LLC	1100	68.47
1/11/2008	CR Intrinsic Investments, LLC	700	68.48
1/11/2008	CR Intrinsic Investments, LLC	400	68.49
1/11/2008	CR Intrinsic Investments, LLC	1100	68.5
1/11/2008	CR Intrinsic Investments, LLC	426	68.51
1/11/2008	CR Intrinsic Investments, LLC	1900	68.52
1/11/2008	CR Intrinsic Investments, LLC	1074	68.53
1/11/2008	CR Intrinsic Investments, LLC	400	68.54
1/11/2008	CR Intrinsic Investments, LLC	441	68.55
1/11/2008	CR Intrinsic Investments, LLC	700	68.56
1/11/2008	CR Intrinsic Investments, LLC	300	68.57
1/11/2008	CR Intrinsic Investments, LLC	600	68.58
1/11/2008	CR Intrinsic Investments, LLC	400	68.59
1/11/2008	CR Intrinsic Investments, LLC	200	68.6
1/11/2008	CR Intrinsic Investments, LLC	1000	68.61
1/11/2008	CR Intrinsic Investments, LLC	100	68.63
1/11/2008	CR Intrinsic Investments, LLC	300	68.64
1/11/2008	CR Intrinsic Investments, LLC	400	68.66

Date	Company Name	Amount	Price Per Share ($)
1/11/2008	CR Intrinsic Investments, LLC	1100	68.67
1/11/2008	CR Intrinsic Investments, LLC	1000	68.69
1/11/2008	CR Intrinsic Investments, LLC	300	68.7
1/11/2008	CR Intrinsic Investments, LLC	200	68.71
1/11/2008	CR Intrinsic Investments, LLC	1100	68.72
1/11/2008	CR Intrinsic Investments, LLC	100	68.73
1/11/2008	CR Intrinsic Investments, LLC	100	68.74
1/11/2008	CR Intrinsic Investments, LLC	300	68.75
1/11/2008	S.A.C. Capital Associates, LLC	-300	68.75
1/11/2008	CR Intrinsic Investments, LLC	800	68.76
1/11/2008	CR Intrinsic Investments, LLC	300	68.77
1/11/2008	CR Intrinsic Investments, LLC	2000	68.78
1/11/2008	CR Intrinsic Investments, LLC	1000	68.79
1/11/2008	CR Intrinsic Investments, LLC	1200	68.8
1/11/2008	CR Intrinsic Investments, LLC	200	68.82